

Mail Stop 3233

September 8, 2015

Via E-mail
Howard S. Hirsch
Vice President and Secretary
Griffin Capital Essential Asset REIT II, Inc.
1520 E. Grand Avenue
El Segundo, CA 90245

> **Re: Griffin Capital Essential Asset REIT II, Inc.**
> **Post-Effective Amendment to Form S-11**
> **Filed September 1, 2015**
> **File No. 333-194280**

Dear Mr. Hirsch:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Why are you offering two classes of your common stock, and what are the similarities and differences between the classes?, page 6

1. We note you are offering Class A and Class T shares, each at a price of $10 per share. We further note that each class will be entitled to the same distributions as other classes and that the net asset value will be the same across share classes. With a view toward disclosure, please more specifically tell us the differences between the two classes and whether there is any economic difference to an investor between the two classes. In addition, please explain to us why an investor may choose to purchase shares of one class as opposed to another.

2. Please revise to state how long you expect to pay the stockholder servicing fee and the aggregate amount you expect to pay before reaching the 10% cap. This amount can be stated on a per share basis.

<u>Compensation to Our Advisor and its Affiliates, page 15</u>

3. We note your disclosure here, and in the estimated use of proceeds section, assumes that 30% of the common shares sold in the offering will be Class A shares, and that 70% sold will be Class T shares. Considering that you have only sold Class A shares to date, please revise to explain the basis for this assumption.

4. We note that your advisor will pay the 2% dealer manager fee on Class T Shares at the time of the sale and that you will pay the remaining 1% dealer manager fee ratably over a period of years. Please tell us how you considered whether such fees should be included in the estimated use of proceeds section. Please also tell us the extent to which the dealer manager fees for Class T Shares are represented by the estimated amount of the dealer manager fee for the maximum offering in the compensation table on page 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate &
Commodities